

Mail Stop 3030

March 31, 2009

<u>Via U.S. Mail</u>

Mr. Larry Edwards
President
Reliability Incorporated
P.O. Box 218690
Houston, TX   77218-8690

   RE: Reliability Incorporated
      Item 4.01 Form 8-K
      Filed March 16, 2009
      File No. 0-07092

Dear Mr. Edwards:

  We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      Sincerely,

      Kevin L. Vaughn
      Accounting Branch Chief